UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First American Capital Corporation

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

31747M 10 2

(CUSIP Number)

Copy to:
James H. Ingraham Brooke Corporation 10950 Grandview Drive, Suite 600 Overland Park, Kansas 66210 (913) 661-0123	Gregory G. Johnson Bryan Cave LLP 1200 Main Street, Suite 3500 Kansas City, Missouri 64105 (816) 374-3227

(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box     ☐.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brooke Corporation IRS#48-1009756
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Brooke Corp. 4,044,143[1]
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER Brooke Corp. 3,742,943[3]
	10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Brooke Corp. 5,687,603[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.97%
14.	TYPE OF REPORTING PERSON CO

_________________________

1 Includes 301,200 shares based on Brooke Corp.’s limited power to direct the vote pursuant to the Director

3 Pursuant to Section 1.3(b) of the Stock Purchase and Sale Agreement, Brooke Corp. cannot sell,

6 Consists of 3,742,943 shares of beneficially owned common stock acquired in the Stock Purchase and Sale Agreement, 1,643,460 shares of beneficially owned common stock pursuant to the Warrant, and shares of beneficially owned common stock pursuant to the Director Proxy.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 2 of 15 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share (the “Common Stock”) of First American Capital Corporation, a Kansas corporation ( “First American Capital”). The principal executive offices of First American Capital are located at 1303 S.W. First American Place, Topeka, Kansas 66604.

Item 2.	Identity and Background

Brooke Corporation is a member of a group comprised of the following entities and individuals:

I.             Brooke Corporation (“Brooke Corp.”) is a Kansas corporation, with its principal executive offices located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210. During the last five years, Brooke Corp. has not been convicted in a criminal proceeding. In addition, during the last five years, Brooke Corp. has not had a decree or final order entered against it to enjoin future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Set forth on Schedule A attached hereto is the following information:

(a)	The name of each executive officer and director of Brooke Corp.;
(b)	The residence or business address of each such executive officer and director;
(c)	The present principal occupation or employment of each of such executive officer and director;
(d)	The name, principal business address of any corporation or other organization where such employment is conducted, in each case, as of the date hereof;
(e)

Whether or not, during the last five (5) years, such person has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(f)

Whether or not, during the last five (5) years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, the decree or final order joining violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with any respect to such law; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(g)	The citizenship of each executive officer and director of Brooke Corp.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 3 of 15 Pages

II.	(a) Name: Paul E. Burke, Jr.

(b) Address: 2009 Camelback Drive, Lawrence, Kansas 66047

(c)-(d) Occupation:  Mr. Burke is the President of Issues Management Group, Inc., a public relations and governmental affairs consulting company.

(e)–(f) Sanctions:  During the last five years, Paul E. Burke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Paul E. Burke, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

III.	(a) Name: Edward C. Carter

(b) Address: 4100 Wimbledon Drive, Lawrence, Kansas 66047

(c)-(d) Occupation:  Mr. Carter is an entrepreneur and real estate developer.

(e)–(f) Sanctions:  During the last five years, Edward C. Carter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Edward C. Carter, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

IV.	(a) Name: Thomas M. Fogt

(b) Address: 8200 W. 101st Terrace, Overland Park, Kansas 66212

(c)-(d) Occupation: Mr. Fogt is Retired.

(e)–(f) Sanctions:  During the last five years, Thomas Fogt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Thomas Fogt, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

V.	(a) Name: Kenneth L. Frahm

(b) Address: Colby, Kansas Box 849

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 4 of 15 Pages

(c)-(d) Occupation:  Mr. Frahm has been a self-employed farmer since 1975.

(e)–(f) Sanctions:  During the last five years, Kenneth L. Frahm has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Kenneth L. Frahm, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

VI.	(a) Name: Harland E. Priddle

(b) Address: 8214 South Haven Road, Burrton, Kansas 67020

(c)-(d) Occupation: Mr. Priddle is President of Priddle & Associates, a business consulting firm specializing in business and economic development consulting.

(e)-(f) Sanctions:  During the last five years, Harland E. Priddle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Harland E. Priddle during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

VII.	(a) Name: John F. Van Engelen

(b) Address: 4624 NW Kendall Dr., Topeka, Kansas 66618

(c)-(d) Occupation:  Mr. Van Engelen is President and Chief Executive Officer of First American Capital Corporation.

(e)-(f) Sanctions:  During the last five years, John F. Van Engelen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has John F. Van Engelen, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 5 of 15 Pages

VIII.	(a) Name: John G. Montgomery

(b) Address: 510 Redbud Lane, Junction City, Kansas 66441

(c)-(d) Occupation: Mr. Montgomery is the President of Montgomery Communications, Inc.

(e)-(f) Sanctions: During the last five years, John G. Montgomery has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has John G. Montgomery, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

IX.	(a) Name: Gary E. Yager

(b) Address: 3521 SW Lincolnshire, Topeka, Kansas 66614

(c)-(d) Occupation: Mr. Yager became the Vice Chairman of Western National Bank in September of 2002.

(e)-(f) Sanction: During the last five years, Gary E. Yager has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Gary E. Yager, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Considerations

The source of funds used as consideration by Brooke Corp. to acquire the securities identified in Item 1 is working capital. In exchange for the initial shares and warrant Brooke Corp. paid Two Million Five Hundred Fifty-Two Thousand One Hundred Eighty-Two Dollars ($2,552,182). To exercise the warrant Brooke Corp. will pay an additional Four Hundred Forty-Seven Thousand Eight Hundred Eighteen Dollars ($447,818.00).7

_________________________

7 Pursuant to Section 1.6 of the Stock Purchase and Sale Agreement, Brooke Corp. agrees that if Pretax

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 6 of 15 Pages

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 7 of 15 Pages

Item 4.	Purpose of Transaction

The purpose of the Stock Purchase and Sale Agreement was for Brooke Corp. to acquire outstanding common stock in First American Capital. The Agreement also provided that:

(a)

The initial payment by Brooke Corp. included consideration for a warrant. The warrant allows Brooke Corp. to acquire an additional One Million Six Hundred Forty-Three Thousand Four Hundred Sixty (1,643,460) shares of common stock of First American Capital.

(b)	N/A.
(c)	N/A.
(d)

All members of the Board of Directors of First American Capital are required to resign upon the exercise of the warrant by Brooke Corp., except those designated by Brooke Corp. prior to closing. Brooke Corp. designated Paul E. Burke, Jr. and John F. Van Engelen prior to closing. It is expected that the size of the Board of Directors will be reduced to six members, with Messrs. Burke and Van Engelen to continue to serve with two additional independent directors and two directors who are officers of either Brooke Corp. or First American Capital to fill the vacancies.

(e)

First American Capital’s shareholders will vote upon (x) amendments to the Articles of Incorporation to (i) increase the number of shares of authorized common stock to 25,000,000, (ii) increase the number of shares of authorized preferred stock to 1,550,000, and (iii) reduce the par value of each share of common stock from $0.10 to $0.01, and (y) approval of a reverse stock split of the common stock whereby every three (3) shares of common stock outstanding will be combined into one (1) share, effective after the exercise of the warrant.

(f)

Pursuant to Section 1.2(b) of the Stock Purchase and Sale Agreement, CJD & Associates, L.L.C., a wholly-owned subsidiary of Brooke Corp., executed and delivered to First Life Brokerage, Inc., a wholly-owned subsidiary of First American Capital, the Brokerage Agreement attached hereto.

(g)	See Item 4 (e) above.
(h)	N/A.
(i)	N/A.
(j)	N/A.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 8 of 15 Pages

Item 5.	Interest in Securities of the Issuer

Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to this Item 5.

I.	Brooke Corp.
(a)

Brooke Corp. beneficially owns fifty-eight and ninety-seven percent (58.97%) of the common stock in First American Capital. Brooke Corp. acquired 3,742,943 shares of common stock pursuant to the Stock Purchase and Sale Agreement, has the right to acquire 1,643,460 shares of common stock pursuant to the Warrant Agreement, and the limited right to vote 301,200 shares pursuant to the Director Proxy.

(b)

Brooke Corp. beneficially owns 5,687,603 shares of common stock in First American Capital. Brooke Corp. acquired 3,742,943 pursuant to the Stock Purchase and Sale Agreement, has the right to acquire 1,643,460 shares of First American Capital common stock pursuant to the Warrant Agreement, and has the limited right to vote 301,200 shares pursuant to the Director Proxy. Each Director’s individual beneficial ownership is listed in this Section 5 below.

(c)

Brooke Corp. has not conducted any transactions that have effected the class of securities reported on within the past sixty days other than those identified herein relating to the closing of the acquisition as provided for in the Stock Purchase and Sale Agreement attached hereto as an Exhibit.

(d)	N/A.
(e)	N/A

12

II.	Paul E. Burke, Jr.
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

50,000- 0.5%

(b)	Number of shares of Common Stock over which Reporting Person has

_________________________

12 The sole dispositive shares owned by each First American Capital Director is limited pursuant to the terms of the Stock Purchase and Acquisition Agreement attached hereto. In addition, Mr. Fogt owns a warrant to purchase 100,000 shares of First American Capital and Mr. Van Engelen owns a warrant to purchase 50,000 shares of First American Capital.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 9 of 15 Pages

(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 50,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
III.	Edward C. Carter
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

85,000- 0.8%

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 85,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
IV.	Thomas M. Fogt
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

200- 0.0%

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 10 of 15 Pages

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 200
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
V.	Kenneth L Frahm
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

40,000- 0.4%

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 40,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 11 of 15 Pages

VI.	Harland E. Priddle
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

40,000- 0.4%

(b	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 40,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
VII.	John F. Van Engelen
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

1,000- 0.0%

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 1,000
(iv)	shared power to dispose or direct the disposition of: None
(c)	Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 12 of 15 Pages

effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
VIII.	John G. Montgomery
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

45,000- 0.4%

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None
(iii)	sole power to dispose or direct the disposition of: 45,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
IX.	Gary E. Yager
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

40,000- 0.4%

(b)	Number of shares of Common Stock over which Reporting Person has
(i)	sole power to vote or direct the vote: None
(ii)	shared power to vote or direct the vote: None

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 13 of 15 Pages

(iii)	sole power to dispose or direct the disposition of: 40,000
(iv)	shared power to dispose or direct the disposition of: None
(c)

Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

Contemporaneously with the signing of the Stock Purchase and Sale Agreement, the members of the Board of Directors for First American Capital delivered an irrevocable proxy to Brooke Corp. for the limited purpose of voting all Director shares in favor of the Approvals as defined in the Stock Purchase and Sale Agreement.

Neither Brooke Corp. nor the Directors of First American Capital may dispose of their shares of common stock prior to the shareholder Approvals pursuant to Section 1.3(b) of the Stock Purchase and Sale Agreement.

Mr. Fogt was issued a warrant to purchase 100,000 shares of First American Capital and Mr. Van Engelen was issued a warrant to purchase 50,000 shares of First American Capital.

Item 7.	Material to be Filed as Exhibits
(a)

Stock Purchase and Sale Agreement between First American Capital and Brooke Corp. dated October 6, 2006 (incorporated herein by reference to Exhibit 10.01 of Brooke Corp.’s Form 8-K (File No.001-31698) filed October 10, 2006)

(b)

The Warrant to Purchase Shares of Common Stock between First American Capital and Brooke Corp. (incorporated herein by reference to the form of Warrant filed with the Stock Purchase and Sale Agreement as Exhibit 10.01 of Brooke Corp.’s Form 8-K (File No.001-31698) filed October 10, 2006)

(c)

The Director Proxy defined in Section 1.3(b) of the Stock Purchase and Sale Agreement (incorporated herein by reference to the form of Director Proxy filed with the Stock Purchase and Sale Agreement as Exhibit 10.01 of Brooke Corp.’s Form 8-K (File No.001-31698) filed October 10, 2006)

(d)

The Brokerage Agreement between CJD & Associates L.L.C. and First Life Brokerage, Inc.((incorporated herein by reference to Exhibit 10.01 of Brooke Corp.’s Form 8-K (File No.001-31698) filed December 8, 2006)

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 2006.

/s/ James H. Ingraham
James H. Ingraham Brooke Corporation

CUSIP No. 31747M 10 2	SCHEDULE 13D	Page 15 of 15 Pages

SCHEDULE A

The following is a list of each Executive Officer and Director of Brooke Corporation. During the last five years, none of the Officers or Directors have been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors). In addition, none of the Officers or Directors have had a decree or final order entered against them with respect to federal or state securities laws.

Name & Address*	Business Information	Citizenship Robert D. Orr	Director, Chairman of the Board and Chief Executive Officer	U.S.A.

Leland G. Orr		Director, Chief Financial Officer, Treasurer and Assistant Secretary	U.S.A.

Anita F. Larson		Director, President and Chief Operating Officer	U.S.A.

John L. Allen 100 Main Street Cincinnati, OH 45202		Director	U.S.A.

Joe L. Barnes 108 East Third Street Smith Center, KS 66967		Director	U.S.A.

Derrol D. Hubbard 73-405 El Paseo, #32-D Palm Desert, CA 92260		Director	U.S.A.

Mitchell G. Holthus 4517 N. 141st Street Basehor, KS 66007	Director		U.S.A
Michael S. Lowry		President and Chief Executive Officer , Brooke Credit Corporation	U.S.A.

Shawn T. Lowry		President and Chief Executive Officer, Brooke Franchise Corporation; Vice President, Brooke Corporation	U.S.A.
Michael S. Hess		President, CJD & Associates, L.L.C.	U.S.A.

James H. Ingraham		General Counsel and Secretary	U.S.A.

* if no address is indicated, the address is 10950 Grandview Drive, Suite 600, Overland Park, KS 66210.

The present principal occupation of each non-employee Director is listed as follows:

John L. Allen has been a director since January 2001. Mr. Allen has been the Chief Operating Officer of the Cincinnati Reds since 1999.

Joe L. Barnes has been a director since April 2003. Dr. Barnes is a practicing family physician within the Smith County Family Practice in Smith Center, Kansas.

Derrol D. Hubbard has been a director since January 2001. Mr. Hubbard currently serves in various management capacities with several real estate, gaming and venture capital companies. Since 1998, his primary responsibilities have been as Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. Mr. Hubbard is also President of DDH Enterprises, LLC, Double D Real Estate, Inc., H & H Development, LLC, Pinnacle Development, LLC, Pinnacle Development II, all of which are real estate businesses and several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Mr. Hubbard is also Vice President of HBH Investments, LLC, which makes venture capital investments, and is managing member of New Mexico Gaming, LLC, which operates and distributes gaming machines in New Mexico.

Mitchell G. Holthus has been a director since April 2006. Mr. Holthus has been the “Voice of the Kansas City Chiefs” NFL football team since 1994. He has also been a play-by-play sportscaster of Missouri Valley Conference collegiate basketball games from 1996 through the 2005-2006 season. He has served as the President of the National Sportscasters and Sportswriters Association since 2004 and currently owns his own business featuring talent, marketing and motivational programs and services.